Filed by Banc of California, Inc.
(Commission File No. 001-35522)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Pacific Mercantile Bancorp
(Commission File No. 000-30777)

Banc of California Q1 2021 Earnings

Thursday, April 22nd, 2021, 1:00 PM Eastern

CORPORATE PARTICIPANTS Jared Wolff -- President & Chief Executive Officer Lynn Hopkins -- Chief Financial Officer

PRESENTATION

Operator

Hello, and welcome to the Banc of California's First Quarter Earnings Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today's presentation, there will be an opportunity to ask questions. To ask a question you may press star then one on a touchtone phone. To withdraw your question, please press star then two. Today's call is being recorded, and a copy of the recording will be available later today on the company's Investor Relations website. Today's presentation will also include non-GAAP measures. The reconciliation for these and additional required information is available in the Earnings Press Release. The reference presentation is available on the company's Investor Relations website. Before we begin, we would like to direct everyone to the company's safe harbor statement on forward-looking statements included in both the Earnings Release and the Earnings Presentation.
I would now like to turn the conference over to Mr. Jared Wolff, Banc of California's President and Chief Executive Officer. Please go ahead, sir.

Jared Wolff
Good morning, and welcome to Banc of California's first quarter earnings call. Joining me on today's call is Lynn Hopkins, our Chief Financial Officer, who will talk in more detail about our quarterly results. Q1 continued the progress we have made for several consecutive quarters on a core basis, in terms of growth in earning assets, strong asset quality, improving our deposit mix, reducing our cost of deposits, increasing our fee income and maintaining disciplined expense control. All of the things that enhance franchise value and drive profitability.

As we indicated on our last earnings call, we expected that our first quarter results would not be as strong as our fourth quarter for a variety of reasons. There's quite a bit of noise in the results for each quarter that impact the net income comparison, which Lynn will discuss later in the call. But from the perspective of our core operating performance and our execution of the strategies designed to build long-term shareholder value, we had another strong quarter. Business development, in terms of loan and deposit production was very good, which continues to support our balance sheet and earning assets. We continue to experience high levels of payoffs, however in certain legacy portfolios, which temper our overall growth.

As the vaccine roll-out continues and restrictions on business operations are gradually rolled back in our markets, we are beginning to see an increase in loan demand, albeit, below normalized levels. Nonetheless, our banking teams are doing an excellent job of developing and capitalizing on opportunities. We are seeing well-balanced production between C&I and commercial real estate loans and having particular success in areas where we have built expertise such as healthcare financing and specialty commercial real estate projects where we work with very experienced real estate entrepreneurs that require a bridge in permanent financing.

While continuing to be selective and pursuing very high-quality credits, we were able to fund $550 million in loans in the first quarter, comprised of $487 million of new fundings and $63 million of line advances. Our fundings for new loans were $136 million higher than Q4, and rates on new loans excluding PPP was nearly 10 basis points above Q4. Our average loan balances increased by $39 million in the first quarter, but on a period-end basis, we were lower due to
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Thursday, April 22nd, 2021, 1:00 PM Eastern

fluctuations in warehouse, line utilization and the period end reduction in multifamily balances, resulting from a very competitive environment for that asset class, and pricing that we were not willing to match.

We still expect to reach mid to upper single digit loan growth we were targeting for 2021 given the positive trends we are seeing in loan production and our expectation that loan demand will continue to increase as economic conditions improve throughout the year.
Our business development efforts also continued to produce strong deposit inflows from both new and existing clients and further improvement in our mix of deposits. The robust deposit gathering engine we have built and our successful efforts to target deposit rich verticals such as the education and not-for-profit market has produced seven consecutive quarters of DDA growth.

During the first quarter, our non-interest-bearing deposits increased to $141 million, which are replacing the higher cost time deposits that we continue to run off. As a result of the improved deposit mix, our average cost of deposit’s declined 8 basis points to 28 basis points in the first quarter with our spot rate declining to 24 basis points at the end of March.

During the first quarter, we updated our deposit service fees, which is enabling us to generate more non-interest income. This initiative was in recognition of both the quality of service being provided by Banc of California, and that certain service fees were below market. With growth in our commercial client base, the new deposit fee schedule and higher exchange fees, our customer service fees were up nearly 60% over the first quarter of last year. At this run rate, this represents nearly $3 million of annual incremental revenue that essentially falls straight to the bottom line. This is an area that we will continue to focus on and to identify more opportunities to generate additional revenue.

Looking at asset quality, we continue to see positive trends in the health of our commercial borrowers with total deferrals of business-related loans declining by nearly 50% during the quarter, and now representing just about 1% of total business-related loans. Some downgrades in our legacy SFR portfolio resulted an increase in non-performing loans, however, NPLs are very well secured with average loan to values of 62%. So we are not seeing the potential for material losses, but rather the noise that the legacy SFR portfolio generates. 58% of our NPLs are SFRs with very low loan to values and credit quality remains very strong. Accordingly, we are very well reserved in the positive trends we are seeing and the rest of the portfolio resulted in a small reserve release this quarter.

Outside of the continued progress on our core operating strategies, we had a very productive quarter in terms of executing on other key initiatives. First, we continue to optimize our capital stack by redeeming our Series D preferred stock on March 15th. The elimination of this preferred stock will be accretive to our earnings per share going forward. And second and more significantly, we announced that we entered into a definitive agreement to acquire Pacific Mercantile Bancorp. With its similar geographic footprint, business model and focus on serving commercial clients, this is a transaction that checks all the right boxes. It's manageable in size, but large enough to have a meaningful impact on profitability. It's straightforward, with lower expected execution risk, and has a similar focus, geographic footprint and business model as I mentioned.

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Thursday, April 22nd, 2021, 1:00 PM Eastern

Third, it accelerates key objectives, in terms of deposit mix, loan mix and profitability. There is clear visibility to cost savings and we expect the transaction to deliver double-digit EPS accretion with a relatively short tangible book value earn back period even with conservative cost savings assumptions. In terms of scaling the company and generating more operating leverage, this transaction should accelerate our progress by about one-year and does so by adding a $1 billion-dollar seasoned loan portfolio funded by significant base of non-interest-bearing deposits with good opportunities to expand relationships as these companies continue to grow, and their financing needs increase.

We expect the addition of Pac Merc's loan portfolio will also enable us to accelerate the shift in our loan mix toward business-related loans and continue running off the legacy SFR portfolio without it's serving as a material headwind to our overall growth. With this transaction, we expect to add acquisitive growth to our accelerating organic growth, with the goal of harnessing this powerful combination to build additional shareholder value going forward. And of course, we welcome the terrific colleagues at Pac Merc, who will be joining our company.
Now, I'll hand it over to Lynn, who will provide more color on our operational performance, then I'll have some closing remarks before opening up the line for questions.

Lynn Hopkins
Thanks, Jared. First, as mentioned, please refer to our investor deck, which can be found on our Investor Relations website, as I review our first quarter performance. I will start by reviewing some of the highlights of our income statements, and then we'll move to our balance sheet trends. Unless otherwise indicated, all prior period comparisons are with our fourth quarter of 2020. Net income available to common stockholders for the first quarter was $7.8 million dollars, or $0.15 per diluted share. This compares to $17.7 million dollars, or $0.35 per diluted share for the fourth quarter. We had quite a few items that impacted the comparison of our net income between the first quarter of 2021 and the prior quarter.

In the first quarter of 2021, net income available to common stockholders included $3.6 million dollars in pre-tax losses on investments in alternative energy partnerships, $1.4 million dollars of pre-tax merger-related costs and indemnified professional fees, net of recoveries, and $3.4 million dollars in Series D preferred stock redemption expense. These items were offset in part by a lower effective tax rate resulting from $2.1 million dollars in tax benefits on the exercise of all of our previously issued stock appreciation rights. In contrast, in the prior quarter, we had pre-tax gains on our investments in alternative energy partnerships of $673,000 and pre-tax net recoveries of indemnified legal expenses of $4.2 million. When backing out these items in each quarter, net of our normalized effective tax rate of 25% to get a better sense of our core operating performance, we had adjusted net income available to common stockholders of $12.9 million dollars, or $0.25 per diluted share in the first quarter of 2021, compared to $13.9 million dollars, or $0.28 per diluted share in the fourth quarter of 2020.

Total revenue in the first quarter decreased $6.2 million dollars compared to the prior quarter as net interest income decreased by $3.6 million dollars and non-interest income decreased by $2.6 million dollars. The net interest income decline reflected the impact of two fewer days in the current quarter, lower prepayment fees of $1.6 million dollars, lower interest income related to the status of non-accrual loans of $737,000 dollars, and lower amortized PPP loan fees of $197,000 dollars, due to forgiveness activity. The prior quarter included net recoveries of foregone interests, while the current quarter included net reversals of interest income. The decrease in non-interest income stemmed mainly from lower settlements and insurance
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Thursday, April 22nd, 2021, 1:00 PM Eastern

recoveries on historical legal matters as the fourth quarter of 2020 included $2.8 million dollars of such income.

Our net interest margin was 3.19%, down 19 basis points from the prior quarter, due to 26 basis point decrease in our overall earning asset yield, offset by a 7-basis point decrease in our cost of funds. Our earning asset yield decreased to 3.78%, due primarily to our lower average loan yields. Our average loan yield decreased 28 basis points to 4.30% during the first quarter, due mostly to lower prepayment penalty fees from refinancing activity. Lower income related to loans placed on non-accrual status and lower PPP fee amortization due to forgiveness activity. When the impact of these items is excluded, our average loan yield was down 7 basis points to 4.17% in the first quarter compared to 4.24% in the fourth quarter. The decrease in this part of our average loan yield is due primarily to a higher percentage of lower yielding commercial and industrial loan balances and the impact of the path and purchase activity in the SFR portfolio.

We ended the first quarter with a spot rate of 24 basis points for our all-in cost of deposits. Looking ahead, we expect our funding cost to continue to trend lower for the remainder of the year, albeit, at a slower rate. We have a few larger money market accounts and time deposits that should move down our cost of deposits once they reach the end of their agreed terms. Through the end of the year, we have $580 million dollars of these deposits with a weighted average cost of about 1.56%. We expect this reduction in higher cost balances to boost net interest income and support our margin in the back half of the year. Non-interest income decreased $2.6 million dollars to $4.4 million dollars. The biggest driver of our non-interest income decline in the quarter was the lower legal settlements and insurance recoveries.

With respect to the customer service fees line item that Jared mentioned earlier, while the total for both quarters were fairly similar, we had a higher contribution of deposit service charges in the first quarter due to our new fees schedule, which offset at a lower level of unfunded commitment fees recognized in the current quarter. Our adjusted expenses decreased $2.3 million dollars or 5% from the prior quarter due mostly to lower professional fees, occupancy and equipment expenses and other expenses. We incurred $700,000 dollars in merger-related costs and $721,000 dollars in indemnified professional fees during the first quarter. The effective tax rate for the first quarter was 13.8% compared to 24.1% for the fourth quarter, due to a tax benefit resulting from the exercise of all of our previously issued stock appreciation rights. Going forward, we would expect our effective tax rate to be in the 25% to 27% range for the remaining quarters in 2021.

Turning to our balance sheets our total assets increased by $56.1 million dollars in the first quarter to $7.9 billion dollars. We redeployed a portion of our excess liquidity in the higher-quality commercial loans, the redemption of our Series D preferred stock, and we continued to replace high-cost time deposits and brokered CDs with core deposits in the quarter. As we selectively add high quality earning assets in the future both in terms of loans and investment securities, we continue to have the flexibility to add overnight and other wholesale funding if needed, to strategically support our growth in earning assets.

Our gross loans held for investments decreased by $134 million dollars or 2.3% during the first quarter, as our growth in CRE, SFR and SBA loans were more than offset by lower C&I multifamily and construction loan balances. The $65 million dollar increase in SBA loans in the quarter was due primarily to round two PPP loan origination, which totaled $132 million dollars to the end of the first quarter. As of March 31st, about 55% of our PPP loan count, representing
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Thursday, April 22nd, 2021, 1:00 PM Eastern

about 69% of our remaining PPP loan dollars from the first round were in the forgiveness process. The $23 million dollar increase in SFR loan balances stemmed from loan purchasers which outpaced payoffs in this portfolio as we opportunistically participated in the significant refinancing activity and given, we no longer originate this asset class in-house.

Deposits increased $56 million dollars during the first quarter and our mix and average costs continue to improve, thanks to our focused initiatives. Non-interest-bearing deposits represented 28% of our total deposits at quarter-end, up from 26% at the end of the last quarter.
Demand deposits, non-interest bearing, plus low-cost interest checking increased by 3% from the prior quarter, representing our seventh consecutive quarter of demand deposit growth, a goal we remain very focused on to drive franchise value. Over the past year, demand deposits increased to 62% of total deposits, up from 51%, reflecting the significant improvements we've made in our deposit base. This increase combined with the lower rate environment and our proactive efforts to reduce deposit costs and bring in new relationships, drove our all-in average cost of deposits down from 111 basis points in the first quarter of 2020, to the 28 basis points achieved in the first quarter of 2021.

Our securities portfolio increased by $39 million dollars to end the quarter at $1.27 billion dollars. For the fourth consecutive quarter, tighter credit spreads reduced the unrealized loss in our CLO portfolio, which was down to $3.6 million dollars at quarter end. The improvement in CLO pricing this quarter added $0.08 to our tangible book value per share relative to the prior quarter. Our entire securities portfolio ended the quarter with a net unrealized gain of $7.3 million dollars. Our credit quality remains strong in the first quarter, although some downgrades in the legacy SFR portfolio resulted in an increase in non-performing loans.

Non-performing loans increased $19.3 million dollars to $55.9 million dollars in the first quarter. However, about one-third of this balance, or $18.1 million dollars represented loans that are in a current payment status but are classified non-performing for other reasons. Delinquent loans increased $29.7 million dollars in the first quarter to $61.3 million dollars, or 1.06% of total loans, driven largely by SFR loans as we work through the forbearance and deferral process with these consumer borrowers. Our loan deferral numbers declined by $143 million dollars to 2% of total loans held for investments, down from 4% at the end of the fourth quarter.

Let me turn to our provisions for the quarter. As discussed in the past, our ACL methodology uses a nationally recognized third-party model that includes many assumptions based on our historical and peer loss data, our current loan portfolio and our economic forecasts. We saw improved economic forecast to start 2021, which resulted in a lower impact on our allowance for credit losses. Although we had an increase in non-performing loans given the low loan to values and low potential loss, the downgrades do not drive a meaningful reserve requirement beyond what we have already built. As a result of the improving economic forecasts and the high level of allowance we built in 2020, we recorded a modest negative provision for credit losses of $1.1 million dollars in the first quarter.

Net interest provision release, our allowance for credit losses for the first quarter totaled $82.7 million dollars, which kept our allowance to total loans coverage ratio unchanged at 1.43%. Excluding our PPP loans, the ACL coverage ratio stood at 1.51% at March 31st, and our allowance to total non-performing loans coverage ratio also remains healthy at 142%. Our capital position remains strong with common equity Tier 1 ratio of 11.5% and has benefited from the strategic actions completed over the past several quarters.
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Thursday, April 22nd, 2021, 1:00 PM Eastern

We are pleased to have redeemed our Series D preferred stock and we will continue to be prudent and strategic with the use of our capital to maximize benefits to stockholders and to build franchise value. As we mentioned on the call to discuss the acquisition of Pacific Mercantile last month, we do not expect this transaction to impact their timing around the potential redemption of our Series D preferred stock, which we continue to view as a late 2021 or early 2022 event subject to regulatory approval.
At this time, I will turn the presentation back over to Jared.

Jared Wolff
Thank you, Lynn. We’ve started off the year with another quarter of solid progress. As Lynn noted in our comments, while Q1 was noisy with the legacy HLBV expense, redemption of the preferred and one-time transaction expenses. On a normalized basis compared to Q4, it was a strong quarter with higher average loans and strong loan fundings and production even if loan volumes ended the quarter down on a net basis. Since the announcement of our agreement with Pacific Mercantile everything has preceded on schedule. We are making good progress on our integration planning and we continue to anticipate the deal closing during the third quarter. Both organizations have responded very positively to the transaction and are excited to begin working together and leveraging the collective strengths of the combined company. And once again, we look forward to welcoming the very talented colleagues at Pacific Mercantile, who will be joining our company.

As we look ahead, we are increasingly confident about our expectation for a stronger second half of the year. We are seeing more commercial clients developing plans to capitalize on the strengthening economy and the anticipated impact of the stimulus package. This is a resulting in a growing pipeline of high-quality lending opportunities that should lead to well-balanced loan production across all asset classes and industries. While the environment remains extremely competitive and refinancings will continue to drive run off in the legacy SFR portfolio, given the state of our pipeline and the more optimistic tone we are hearing from our commercial clients, we are more confident than we were a few months ago, that we will see a higher level of loan growth as we move through the year, assuming there are no setbacks to the economic recovery. Our success this quarter as in prior quarters, is a reflection of the tremendous talent we have assembled at Banc of California.

We announced last week, another high-quality addition to our team. The addition of Alex Kweskin, as our EVP and Chief Human Resources Officer. Alex joins us from Union Bank, where he led HR for the last seven years for the $130 billion dollar institution. We are thrilled to have Alex join our executive team, as we continue to hire talent that has been where we are headed. It can help us attract, retain and develop the best colleagues and build the most attractive culture for our employees and clients, delivering for our shareholders and communities.

Thank you for listening today. I hope that you and your families are safe and healthy. And I look forward to sharing more about Banc of California's progress in the coming quarters. With that, operator, let's go ahead now and open up the line for questions.

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Thursday, April 22nd, 2021, 1:00 PM Eastern

Question and Answer

Operator
Thank you, sir. We will now begin the question-and-answer session. To ask a question, you may press star then one on your touchtone phone. If you’re using a speakerphone, we ask that you please pick up your handset before pressing the keys. To withdraw your question, please press star then two. Today's first question comes from Timur Braziler with Wells Fargo. Please go ahead.

Timur Braziler
Hi, good morning.

Jared Wolff
Good morning, Timur.

Timur Braziler
Maybe just starting on the loan growth, Jared, I hear your comments on increased customer conversation, and how that's going to project accelerating growth for the remainder of the year. I'm guessing just what's your assumption around warehouse production and looking at the legacy SFR portfolio, how much of a headwind does that going to be to future loans there?

Jared Wolff
Thank you. So we added a new table to our presentation, which you may have seen. The table breaks out our production along with advances in fundings and then it shows net pay downs and payoffs. And so it's easy to see that as strong as the third--the fourth quarter was, there was a heavy contribution from a warehouse. And in the first quarter, we had actually stronger as I mentioned in my comments, our loan production in terms of fundings was even stronger. And the negative impact was really from the net pay downs in warehouse.

We think that, that will not be a headwind to achieving our goals for the year, obviously, assuming the economy stays in the direction we all see it going. And in terms of SFR paydowns, we've been supplementing it with purchases, and so we netted the payoffs with purchases this quarter. So on a net basis, we were flat to a little bit up, and--in SFR, so that's not going to be a headwind.

Timur Braziler
Okay. And then maybe looking at the Pac Merc deal that's going to close later in the year. Is there any balance sheet items that are going to be accelerated prior to deal closing? I'm just thinking in terms of like, deploying liquidity may be in advance of the deal, or maybe accelerating some of the legacy SFR run downs to the extent that you can prior to that, do you have something?

Jared Wolff
Lynn, do you want to take that first?

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Thursday, April 22nd, 2021, 1:00 PM Eastern

Lynn Hopkins
Sure. As of right now, Timur, I don't think that we've identified anything that would be accelerated prior to the transaction. We're working together and looking at it. But I think we like the asset classes, and we'll look at it closer to legal close.

Timur Braziler
Okay. And then the last question for me. Just looking at the credit profile in this quarter. Can you provide more color as to what drove some of those migrations into classified as a lot of those loans are still paying. So I'm just wondering, what drove some of that credit migration. And then if you can provide the balance of the remaining legacy SFR portfolio as well?

Jared Wolff
Yes. Lynn, you want to look up the SFR portfolio? I think it's--when you say the legacy, I mean we've consolidated into one portfolio, it's--the whole portfolio now, I think in the first quarter. Lynn, if I have it right, is $1.25 billion?

Lynn Hopkins
Yes. So, let me just make a comment about that. To start with, we've supplemented the-- obviously a lot of refinance activity last quarter and this quarter, and we've been able to participate through strategic loan purchases. And those have been about $250 million dollars between the two quarters. So if we wanted to talk about the legacy portfolio, I think we would just exclude the purchases from the most recent two quarters. And I think when we refer to the legacy portfolio, these are--this is a portfolio that was around in the pandemic--I mean at the onset of the pandemic. And we worked through the forbearance in the ferment process and continue to do so and that’s just the sunset there.

Jared Wolff
Yes. And so, Timur, in terms of the migration of credit, I mean a big part of it was SFR, and it's working with borrowers who were coming off of forbearance and maybe shifted on deferment where things go to the back at the loan instead of--you know they need to come up with some big payment and we still have the flexibility to migrate them. There are some borrowers who just, they're well secured single-family residences where we're not worried about the loss content, but there for whatever reason not communicating, or we just need to, and we're working through a third-party servicer, as I've mentioned before. So it's some of the nuances of having a single-family portfolio that's legacy. But we--again, because of our--as we mentioned, as it relates to our reserve, we didn't see a need to increase it by any means.

We just don't see as we go through all of these individual loans, we don't see the loss content in any way requiring an increase in the reserve, and in many cases, you could argue that since our reserve went up on an ex-PPP basis quarter-over-quarter, you could argue that we--maybe it's on the full side right now. And we'll just have to see how loan growth goes during the year and getting down to a more normalized kind of coverage ratio as the economy improves and thingswe have more visibility into what's going on. We wanted to be appropriately conservative this quarter. We obviously have a model that we follow, but we thought that the small reserve release was appropriate.

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Thursday, April 22nd, 2021, 1:00 PM Eastern

Timur Braziler
Okay. Thank you very much.

Jared Wolff
No problem.

Operator
And our next question--the question today comes from David Feaster with Raymond James. Please go ahead.

David Feaster
Hey, good morning, everybody.

Jared Wolff
Good morning, David.

David Feaster
I just wanted to follow up on the growth discussion. I guess maybe how my understanding that, maybe the warehouse is in as much of a headwind. I guess maybe could you just give us some of the strategy as to how you get to the mid to high single digit organic growth run rate just given the kind of the hole that we're starting out in the first quarter. And just talk about how origination activity and then maybe where you're seeing the strength and how much loan purchases might play into that, that guidance?

Jared Wolff
Well, loan purchases are primarily supplementing run-off, although, if we see attractive loans that makes sense, we'll take advantage of it. I would point out that average loans were up. So you can look at period end, but on an average basis earning assets were up in the quarter. And so I think that's important to mention. Warehouse, I would say is--we guided it to a higher level for the year, so I think there is some--that's some bulk that will come back and that can come on and we're comfortable getting it up. But as I said we're not going to build the bank around it, but I think there is some room to move in warehouse. And then just generally, I mean as you pointed out, we just see strong pipelines right now. I mean they’re just, they’re full. And the economy is definitely improving. We have people doing a great job bringing in loans, across industries and assets.

And we see--we're optimistic about that right now. Actually our pricing for new production was up, which was also something we were pleased to see quarter-over-quarter. And if you look at our margin, If you look at our NIM, it was down, but if you compare it to--I think the first quarterthe fourth quarter was a little bit exceptional. If you look at our margins, which we have on Page 27 of the deck, it was kind of below three, then it got to 3.10, in the second quarter and the third quarter. So being at close to 3.20 in the first quarter, I realize it's down from the fourth quarter, but there were some prepayments and other things in the fourth quarter that didn't really show up in the first quarter. So we're still expanding it. And while it's hard to say that it's going to keep expanding at the rate we did--we don't see that being a headwind too, because where you really growing with this--with the growth is, you're talking about where is our interest income and earnings going to come from. And so I think our margin is going to help there too.

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Thursday, April 22nd, 2021, 1:00 PM Eastern

David Feaster
Okay, that's helpful color. (INAUDIBLE).

Jared Wolff
Okay.

David Feaster
I noticed that the rates were higher and that's extremely encouraging. Could you just talk about how pricing is trending? And then maybe just on the margin, any detail around the PPP NII contribution in the quarter? How many net fees are remaining? And then just, it sounds like expecting some core NIM expansion, just given the improvement on both sides of the coin, I guess, but just any puts and takes on the margin as well?

Jared Wolff
Sure. I'll let Lynn, collect the information on PPP. So I'll go first. I want to be careful not to predict margin expansion, because I think it went down more than I would have thought relative to the fourth quarter this quarter. But as Lynn and I look at it, I don't see the room for it to go down as much. So I think it's likely going to be flat or going up given where things are going. So I want to be careful there, not to say that it's going to expand, but I just--I'm having a hard time seeing how it would drop given what we're seeing on deposits. The back half of the year has a big, and as Lynn mentioned in her comments has a huge amount of deposits that are repricing and given that we were able to hold our loan yield, it's going to be about the payoffs and that's going to probably affect our margin a little bit more, but I'm optimistic there.
On pricing, in terms of loans, we are--obviously, we are building this bank around being a commercial bank, that's relationship-based. And so, our lenders know what they're doing. And we're getting paid for execution and structure more than we are competing on rate base deals that we can buy in the market. We are trying to compete for quality deals, but now that we have more visibility to the future and the economy is looking more healthy, while we're always prioritizing quality and credit quality, we feel more comfortable structuring deals, because we have visibility in terms of what's going on, and you get paid for restructuring. So across the board, I would say, that our production was pretty good and our yields on our new production was very, very good. And as I'm looking at my little cheat sheet here in almost every class, it was flatter up. So it feels like we're going to be able to hold it, David, based on what we see now.

David Feaster
Okay, that's great.

Lynn Hopkins
Let me just add a little bit related to PPP, I know it has a little bit of noise there. I would say that the accelerated accretion between the two quarters because of forgiveness didn't have a significant impact. I think on Page 9 in the presentation, we lay out the yields by loan product. And then we also make comments regarding sort of what those--the benefit of prepayment penalties, the accelerated accretion, sort of the noise associated with non-accrual loans. And we had more of that in Q4 compared to Q1. I think the bottom line is the core loan yield and sort of what we're able to compete and fund that by, in the case of SFR's, only went down about 7 basis points. So I would say generally, I think it's still challenging there. Maybe there would still be some pressure, but then if we can keep up and have opportunity on the funding side, we see
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Thursday, April 22nd, 2021, 1:00 PM Eastern

that coming down. So our core loan yields came down about 7 basis points. Our cost of funds also, our deposits came down about 7 basis points.

When you talk about PPP specifically, it's having a smaller contribution, I'd say to overall earnings, because, the volumes is a little bit lower be the period of time that we're amortizing the PPP fees over is longer based on the performance of the SBA. And so, the forgiveness is taking longer. So that's a smaller contribution. But then if you were to remove SBA, altogether and looking at that page you would see that, our loan yield would actually go up, because that product is yielding lower than our overall average loan yields relative to the first quarter. And I think, we talk about the fact that the SBA, PPP loans, we were able to find $132 million dollars in the first quarter. I contributed to some of our fee income, I would say that there is a remaining $5.3 million dollars, that will come in. We set those up with an 18-month life. So we're about a quarter into it.

Jared Wolff
And David, on the production yields, we're talking about overall portfolio, but then, when we talk about production yield, I mentioned that went up in almost every class. So, it went up in--it actually went up a little bit in multifamily. Construction was flat. C&I was actually up. SBA was -ex PPP was roughly flat maybe a little bit down, but there wasn't much of that. And then so the big mover with CRE. And we were really competitive on CRE loans. Our loan yield went down quite a bit. We did some larger high quality credit loans there, that affected our yield. I see that yield being on production in terms of a little bit down, but it's a big growth area for us and we're competing on some super high-quality credits and I'm comfortable with that. So on an overall basis, as Lynn said our production yield excluding PPP went up quarter-over-quarter.

David Feaster
That's encouraging, and definitely an exception to the rule. Maybe just on the market for new hires in your hiring pipeline, with bonuses paid out, just kind of a buzz around what you guys are doing and the changes that you're making, have you seen more of an opportunity to add talent and people wanting to join the organization?

Jared Wolff
Well, obviously, with the addition of Alex Kweskin, when you get somebody, who is coming from a large bank, has a very senior job, wants to come over here and help us build what we're building here, we feel gratified by that, and it's a reflection I think of what we're doing. There is a lot of excitement, in terms of what we're doing. This is a great place to be. We're not having a problem finding talent. We have an incredible talent team that brings on, that recruits and finds great folks for us. We're thrilled about the people that are going to be joining us from Pac Merc. There is a lot of talent over there. And so, between the two of those, I think we're feeling good.

David Feaster
Yes, that's great. Thanks.

Jared Wolff
Appreciate it.

Operator
And our next question today comes from Matthew Clark at Piper Sandler. Please go ahead.
Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Matthew Clark
Hey, good morning.

Jared Wolff
Good morning, Matt.

Lynn Hopkins
Good morning.

Matthew Clark
Maybe just first on the core margin, I think it was around 3.14 this quarter. New production yield’s been up a little bit. I mean do you feel like this is the bottom and we can expand from here with additional relief on the funding side?

Jared Wolff
I mean, you see what I said, I don't see--I was caught by the margin, I think Lynn and I both saw the margin go down a little bit more than we expected this quarter. But I don't--we were talking about it the other day, we're running some models and neither of us right now expect it to go down. That's not to say it won't, but on a quarter basis, I think we both think that there is more room on the upside. And it's probably coming less from drop in deposit costs as much as it did in the past. So it's really on a core basis going to come from the combination of holding our loan yield and dropping deposit costs as opposed to just deposit costs outpacing loan rates dropping. I think loan rates might stay relative to where they are. We get the benefit of deposit costs going down. What do you think, Lynn?

Lynn Hopkins
Yes. So I think I would say--I would love to characterize this has announced the new low watermark. But I do think there are some things that remain a little bit unpredictable, and I think the main thing that ended up being different this quarter than maybe expectations was a significant decrease in the prepayment penalties. We did have a substantial amount last quarter. We did have a lot of prepayments, just not at the same level. So if we factor that variability out, as you said looking at the core margin, I think that the loan yield does have a little bit of pressure on it, and they were balancing growth, against (INAUDIBLE) but we still have room to move on the funding side down. So I think there is opportunities, but still a challenging environment. So I think that's where we're at right now.

Jared Wolff
Yes. We're hesitant to say, it's not going to go down, because I think we both believe that the best thing we can do for this company is put-on high-quality earning assets. And if you--it's a trade-off. And if we find the volume that's going to grow earnings, we want the flexibility to do that and not be held to, well the margin suffered. And so we're looking at whatever is going to drive earnings within the box of credit quality, if that makes sense.

Matthew Clark
Okay. And then just shifting gears to the Pac Merc deal, have you guys kind of relooked at the cost savings potential, just 35% seems low to me given the overlap? And maybe just your updated thoughts on the potential savings there?
Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Jared Wolff
You want to take that first, Lynn?

Lynn Hopkins
Sure. So I think that, it is important that, when we were announcing and modeling that, I think we had conservative and assumption that it’s absolutely achievable. I think as we continue to look at it, there is probably some more upside relative to that, as we start to take a closer look at the operation. So don't know that I'm willing to kind of circle a number right now, but there is probably something north of 35%.

Jared Wolff
36%, Lynn?

Matthew Clark
Thank you.

Lynn Hopkins
Yes, 36%.

Jared Wolff
We think that there is opportunity there that will materialize. And I think we'll be in a better position to give kind of more guidance next quarter, but it's going to be about 35%.

Matthew Clark
Okay, great. Thank you.

Operator
And our next question today comes from Tim Coffey of Janney. Please go ahead.

Timothy Coffey
Thank you. Good morning, everybody.

Jared Wolff
Good morning, Tim.

Timothy Coffey
Regards to the big chunk of deposits that Lynn was talking about repricing later this year, do you have, I got targeted magnitude in mind, or something you can share with us, because there seems to be a big difference between where those deposits are priced versus where your spot rate was at the end of the quarter?

Jared Wolff
Yes, sure.

Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Lynn Hopkins
Yes. Let me, those deposits are included in our spot rate. And we have estimated that the impact of those deposits coming into the current rate environments, if we were to retain them all, at what we think are reasonable market rates would have a positive effect of about 8 basis points. So those deposits had fixed rate contracts and we are fulfilling those. And once they mature, we will bring them into the--we'll be able to fund them in the current rate environment. I think that we have a low percent of wholesale deposits, right now, so there may be a transition period as we work through that, but otherwise, I think we'll be bringing those into the current deposit rates.

Jared Wolff
I mean, we have $580 million that are going to mature through the end of the year with a weighted average cost of 156 basis points.

Timothy Coffey
Right. And that 8-basis point. I'm sorry, Jared, go ahead.

Jared Wolff
Yes, I think the 8 basis points reflects what would happen, if they--we kept them all and they repriced, right, Lynn. That's how it will affect our spot rate?

Lynn Hopkins
Yes.

Jared Wolff
For our spot rate at the end of the quarter. So, I mean, there's a whole bunch of scenarios here. One is do we need—are we going to need the money. And where are rates going to be down. But I think we could assume that, if you just took it down to our spot right now of, 28, 24 basis points, you're cutting out 125 basis points of 580 million dollars.

Timothy Coffey
Right. Okay. And then Jared, what's the direction of the loan deposit ratio from here?

Jared Wolff
Well, I think excluding, obviously our merger with Pac Merc, I think that it's probably flat to slightly rising. And I think we're comfortable, letting go up. We're not going to get to 110%. But I think as we trend toward high 90s and 100, we're comfortable with that. It just feels like we have a lot of volume to put on, and the liquidity in the market is starting to be used. There is a lot of liquidity in the market and we're benefiting from that, but it looks like loan volume is going to outpace kind of deposit growth a little bit going forward. But we'll obviously take the higher deposits, if they come in and we're certainly not stopping on that. But I don't think we have a problem letting it rise a little bit. Lynn, I was just looking for the end of the--I don't know if you have it in front of you the loan to deposit ratio at the end of the quarter.

Lynn Hopkins
Sure. I think we’re at about 93% 94%. And I think that's been in the mid to high 90s. It would be probably reasonable based on the idea that we'll be able to purchase, you know, keep the single-family portfolio with the activity that’s going there. Again, only purchasing things that we would be willing to have originated, if we were doing that in-house with the expected activity in
Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

the warehouse portfolio, so that coming up and then some modest deposit growth. So that would put it somewhere in the mid to high 90s.

Timothy Coffey
Okay. And then if my math is correct. Preferred dividend expense next quarter is going to be somewhere around $1.7 million-1.8 million?

Lynn Hopkins
Excellent math.

Timothy Coffey
Alright. Those are my questions and thank you.

Jared Wolff
Thanks, Tim.

Operator
And our next question comes from Gary Tenner, with DA Davidson. Please go ahead.

Gary Tenner
Thanks, good morning.

Jared Wolff
Good morning, Gary.

Lynn Hopkins
Good morning.

Gary Tenner
Just wanted to ask--good morning. Just wanted to ask a couple of follow-ups on kind of the loan segments. Make sure I understand kind of the current thinking on the single-family portfolio. Should we think about the one the $1.25 billion as the near-term level you want to maintain. And so there is greater momentum in the rest of the portfolio to mortgage the runoff, or to offset runoff, or just for a longer period of time, is this kind of a maintenance level?

Jared Wolff
I think it's likely--look a $100 million on either side of it, it's fine. There is some good loans out there, and that are yielding pretty good that our non-QM, that we actually like that are in our market. We can look at the property. We can look at the borrower and say “There is no reason we shouldn't buy that loan. That is a really high-quality loan.” And now that we've done all the work to--one of the things that happened, is we did all the work to figure out how do we stem the flow of this portfolio and we ended up becoming really strong and having a deep understanding of what's out there. And so, I think we want to use that knowledge to benefit our shareholders and to have high quality. So I don't really want to peg it at a number, it's not the area that we're looking to grow per se, but I would say $100 million on either side, it's probably comfortable for us.

Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Gary Tenner
Okay. But in either case, for the time as the rest of the portfolio grows, the percentage is going to decline.

Jared Wolff
Yes. That's correct. That's correct.

Gary Tenner
Sorry, Lynn. I think cut you off.

Lynn Hopkins
I agree. No, no. I agree with your comment and kind of Jared point, kind of plus or minus, the portfolios had about a 30% payoff occurring. And then so while we are keeping pace, I think there is some variation on either side. You know what's available that we're willing to purchase that we understand. And we think there's some good product out there, but then how does that compare to what we're seeing in the refi activity. So we think to not peg it at a number and to understand with both sides (INAUDIBLE).

Gary Tenner
Yes.

Jared Wolff
And Gary, I would say that to the extent that multifamily, which stayed relatively flat quarter-over-quarter, it went down a little bit, and we're still putting on a high-quality bridge multifamily, but the permanent multifamily got highly, highly competitive. I mean it was--in some cases it was below 3% and we weren't competing there. And so if I saw--if we had payoffs there, I mean and single-family was available, and it was safer and we could stem the run-off, I would have done that, too. And so as opposed to being aggressive in C&I, or some places where there is a lot less visibility in the market. As I mentioned we're trying to keep earning assets on an average basis at the right level. So there is potential for multifamily there as well, where the secondary market is not as liquid, as it is for single-family. But that looks like it slowed down, the multifamily trading. It looks like it has slowed down quite a bit, and again our activity there has been pretty good. And I know we have coming up this quarter. So I don't see that as being a contributor, but it could.

Gary Tenner
Okay, thanks. I think you have the multi--or excuse me, the mortgage warehouse balances embedded in kind of a larger line item within C&I. Can you tell us what the actual just mortgage warehouse balances were at quarter-end?
Jared Wolff
Sure. Lynn, do you have the number?

Lynn Hopkins
Yes. They were just over $1.1 billion dollars. So in the back of (INAUDIBLE) let’s see, end of the year they were at 1.3--$1.34 billion, so they were closer to $1.3 billion. So there is a majority back on Page 22, we show a summary of our C&I portfolio, the finance group, the $1.22 billion dollars. This represents--C&I represents about $1.1 billion of that total.

Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Jared Wolff
Warehouse.

Gary Tenner
Okay. I wasn't sure, what the rate that was--

Lynn Hopkins
--Yes.--

Gary Tenner
--was the dominant part of that, Okay.

Jared Wolff
And we're--

Gary Tenner
--Thanks for the questions. Sorry.—

Jared Wolff
--I mean, we've said that, if we get to 1.4, that's not crazy. But we're not going to get drunk on it. So we're keeping within a range of comfort. And it depends on what else is flowing.

Gary Tenner
Okay, great. My other questions were answered.

Jared Wolff
Thanks. Thanks, Gary.

Operator
And our next question comes from Jackie Bohlen with KBW. Please go ahead.

Jacquelynne Bohlen
Hi, good morning.

Jared Wolff
Good morning, Jackie.

Lynn Hopkins
Hi, Jackie.

Jacquelynne Bohlen
Jared, you could have touched on this in your discussion with Gary, but I just wanted to get some additional color. The multifamily, so it sounds like that market has stabilized I know that there was a lot of rate pressures that drove some of the run-off in the fourth quarter and you're just not seeing that anymore?

Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Jared Wolff
It's not to say it won't come back, but we really didn't see it in the fourth quarter--in the first quarter as much as we did in prior quarters. It looked like it stabilized for whatever reason. And rates stabilized in the first quarter for us. It's still a highly competitive market, but that's what we saw in the first quarter.

Jacquelynne Bohlen
Okay. And then just one last one from me, everything else has already been asked and answered, but in terms of, and I realize this is probably a challenging thing to predict. But just in terms of the investments and alternative energy partnerships, is there anything left in there that could drive that kind of a magnitude again going forward?

Lynn Hopkins
You're talking about the expense of the charge that we incurred in the first quarter?

Jacquelynne Bohlen
Yes. Yes, the loss in the quarter.

Lynn Hopkins
Yes. So Jackie, I didn’t write gaps for this, but I think if you go back and look over, I think the historical accounting for this, the way the accounting works is, we take our first quarter write down or charge to, I think to market effectively. And then we then recognize gains over the remaining quarters. So, as debit in the first quarter, and then we should see moderate gains, the rest of the accounting periods in 2021.

Jacquelynne Bohlen
Okay.

Lynn Hopkins
Yes.

Jacquelynne Bohlen
And then forgive my ignorance on this, but I recall that historically in the previous year that it used to have—or at least, I think it does, the years kind of blend. It used to have a big impact on taxes, but I don't think that's the case in the quarter. Am I correct on that? That, that was all (INAUDIBLE) driven?

Lynn Hopkins
Yes, you're correct. So the investments in alternative energy partnerships achieve a tax benefit in the quarter that the investment is made. All of the subsequent accounting is above the line. And there is not necessarily a tax benefits in taxes. And you're correct, the lower effective tax rate was due to the stock appreciation rights tax benefit that we got to recognize this quarter.

Jacquelynne Bohlen
Okay, great. Thank you. Sorry, I don't deal with those that much. Thank you. That's all I had.

Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern

Jared Wolff
No problem. Thanks, Jackie.

Lynn Hopkins
Thank you.

Conclusion

Operator
And ladies and gentlemen, this concludes this question-and-answer session and today’s conference call. We thank you all for attending today’s presentation, you may now disconnect your lines and have a wonderful day.
Banc of California
Thursday, April 22nd, 2021, 1:00 PM Eastern